January 10, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated December 23, 2010 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010, May 28, 2010, July 20, 2010, September 23, 2010 and November 22, 2010 (collectively, the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010 and Form 10-Q for the Quarterly Period Ended September 30, 2010 (each a “Form 10-Q” and together with the Form 10-K, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, the Company has herein provided the Staff with the requested information and will, where specifically noted herein, address the Staff’s comments in future filings with the Commission.

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Form 10-Q for the Quarterly Period Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook

LoyaltyOne, page 34

1.	Comment: Based on your response to prior comment 2 regarding the impact of the conversion of Bank of Montreal (“BMO”) to a non-split fee sponsor, it is our understanding that the run-off from the conversion that has caused a decline in LoyaltyOne results is due to the premium that was also received from BMO. Tell us the amount of the premium recognized in each reporting period (i.e., quarterly and annually). Please ensure that you clearly disclose the nature of the premium and that you clearly discuss the impact of the conversion.

Response: In the transaction referred to in this Question 1, BMO paid cash consideration of $370 million to the Company in exchange for the Company assuming the redemption liability for those AIR MILES reward miles previously issued by BMO but not yet redeemed (“BMO miles assumed”). The estimated fair value of the assumed liability was approximately $314 million.

The AIR MILES® Reward Program functions as a single, homogeneous pool for AIR MILES reward miles outstanding, not a series of discrete pools associated with individual sponsors. In 2008, a third-party consultant performed a ‘with-and-without’ actuarial analysis, which indicated the inclusion of the BMO miles assumed into the single, homogenous pool would increase the overall ultimate redemption rate (“URR”) from 67% to 72% and thus lower the pool’s breakage rate estimate from 33% to 28%. Being a single, homogeneous pool, all outstanding AIR MILES reward miles (including those issued to both BMO and non-BMO collectors) were adjusted to the new URR and breakage rates. The change does not reflect a revision in the Company’s assessment of breakage rates for non-BMO collectors, but rather is a blending of the lower breakage rates for non-BMO collectors and the higher breakage rates for BMO collectors. Accordingly, the Company adjusted both its product redemption liability and breakage rate estimate for the pool to record the fair value of the transaction.

As set forth in additional detail in the tables presented below, a product redemption liability of approximately $194 million was recorded using the newly determined 72% URR for the homogeneous pool for the BMO miles assumed that are expected to be redeemed. The residual consideration received of approximately $176 million was treated as a premium for assuming the risk associated with the potential redemption of the BMO miles assumed. Both the product redemption liability and the premium were recorded as components of deferred revenue – redemption liability on the Company’s balance sheet. No gain was recognized at the point of the transaction. The premium, the specific topic of this Question 1, was amortized into redemption revenue as the BMO miles assumed were redeemed, which occurred over a period of approximately 27 months beginning June 2008.

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The residual consideration was treated as a premium rather than as a breakage liability as the Company did not believe it was probable that it would incur any future reward fulfillment costs associated with the BMO miles assumed but not expected to be redeemed. This premium was amortized into redemption revenue on a per unit basis, as the Company believed that this revenue was earned as the obligations of redemption for the BMO miles assumed were fulfilled and thus, the pattern of revenue recognition followed the “acts as performed” or as the BMO miles assumed were redeemed.

As discussed above, at the time of the transaction, the breakage estimate for the homogenous pool was lowered and reset to the newly established 28% rate. This adjustment was recorded as a change in accounting estimate, which resulted in a reclassification of $120 million from deferred breakage revenue to product redemption liability. This amount would otherwise have been recognized as redemption revenue over a period of approximately 42 months, representing the estimated life of an AIR MILES reward mile.

The remaining AIR MILES breakage liability of $54 million was not specifically calculated. Rather the amount required to increase the product redemption liability by $314 million was determined, of which $120 million was reclassified from the breakage liability and $194 was allocated from the cash consideration received from BMO. The following table illustrates the amounts recorded on the Company’s balance sheet as described above:

(amounts in millions, except per mile data)	6/1/2008	BMO Consideration		Change in Estimate	Total
AIR MILES rewards – product redemption liability	$381	$194	A	$120	$695	B
AIR MILES breakage	$174	$—		$(120)	$54
Gross BMO premium	$—	$176	A	$—	$176

Deferred revenue - redemption	$555	$370		$—	$925

A.

For consideration of the transaction with BMO, the Company received $370 million. A liability was established for the miles expected to be redeemed at $194 million. Revenue was recognized as BMO miles assumed were redeemed. The calculation is as follows:[1]

All BMO miles ever issued	[ ]
Expected redemption rate	72%

Actual BMO miles redeemed (as of the time of the transaction)	[ ]
BMO miles assumed – expected to be redeemed	[ ]
Fair value of redemption element	[ ]
Product liability (after fx)	$194

The remaining amounts were allocated to a premium for the risk associated for the ultimate redemption of the BMO miles assumed. The premium was recognized as the BMO miles assumed were redeemed. The premium was calculated as follows:

Cash consideration	$370
Product liability	184

BMO premium	$176

[1]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

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B.	In order to set the homogeneous pool to a 72% redemption rate, the Company reclassified $120 million from the breakage component. The product liability for all miles issued, including the BMO miles assumed, is as follows:[2]

Total miles ever issued (including BMO)	[ ]
Expected redemption rate	72%

Actual miles redeemed	[ ]
Miles expected to be redeemed	[ ]
Fair value of redemption element	[ ]
Total product redemption liability (after fx)	$695

In summary, the Company’s product redemption liability increased by approximately $314 million at the time of the transaction. The premium received of approximately $176 million was largely offset by the $120 million reduction in future breakage revenue resulting in a net profit from the transaction of approximately $56 million, which has been amortizing through redemption revenue.

The net impact to redemption revenue by quarter is summarized below. All amounts are on a foreign currency adjusted basis since the AIR MILES Reward Program operates in Canada.

(dollars in thousands)		Amortization of Premium	Change in Breakage Estimate	Net Impact to Redemption Revenue
Quarterly period ended	6/30/2008	$11,093	$(5,269)	$5,824
Quarterly period ended	9/30/2008	$29,920	$(15,180)	$14,740
Quarterly period ended	12/31/2008	$25,590	$(14,283)	$11,307
Year ended	12/31/2008	$66,603	$(34,732)	$31,872

Quarterly period ended	3/31/2009	$21,139	$(13,319)	$7,820
Quarterly period ended	6/30/2009	$18,204	$(12,346)	$5,858
Quarterly period ended	9/30/2009	$17,530	$(11,259)	$6,271
Quarterly period ended	12/31/2009	$19,323	$(10,182)	$9,141
Year ended	12/31/2009	$76,197	$(47,106)	$29,091

Quarterly period ended	3/31/2010	$17,864	$(8,989)	$8,875
Quarterly period ended	6/30/2010	$14,093	$(7,860)	$6,233
Quarterly period ended	9/30/2010	$830	$(6,673)	$(5,843)
Year to date	9/30/2010	$32,787	$(23,522)	$9,265

Beginning in 2010, the Company has disclosed the impact of the premium amortization to redemption revenue and will continue to do so in future filings. The Company will also add the following disclosure to its Annual Report on Form 10-K for the period ending December 31, 2010.

“In May 2008, the LoyaltyOne segment secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal (“BMO”), as a sponsor in its AIR MILES Reward Program, pursuant to which BMO transferred to the Company the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by BMO as a sponsor. Historically, due to the nature of their contractual arrangement, miles issued by BMO have been excluded from the Company’s estimate of breakage as BMO had the responsibility of redemption, and therefore, no breakage estimate was required. However, changing the nature of the agreement required the Company to include these miles in its analysis, which impacted the redemption rate and the Company’s estimate of breakage. After evaluating the impact of this transaction, the Company changed its estimate of breakage from one-third to 28%. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the mile.

[2]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

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The Company received $369.9 million in cash consideration for the assumption of the liability. The Company established a redemption liability for the AIR MILES reward miles expected to be redeemed at the fair value of an AIR MILES reward mile. The excess consideration received was also deferred as part of the redemption liability and amortized through redemption revenue as these AIR MILES were redeemed, or approximately 27 months. The excess consideration was fully amortized as of September 30, 2010.

The net result of the transaction - the excess consideration less the reduction in deferred breakage - was a gain of approximately $56 million. This excess consideration was deferred and amortized into redemption revenue over approximately 27 months. The reduction in breakage would have amortized into redemption revenue over 42 months.

This timing difference will have a negative impact to redemption revenue of approximately $10 million in the first-half of 2011, but will have no impact thereafter.”

Alternatively, the Company could have recorded the fair value of the liability for this transaction directly to the product redemption liability. As shown in the following table, there would have been no change to the ending product redemption liability, the total redemption liability or the net premium.

(amounts in millions, except per mile data)	6/1/2008	BMO Consideration		Change in Estimate	Total
AIR MILES rewards – product liability	$381	$314	C	$—	$695
AIR MILES breakage	$174	$—		$—	$174
Net BMO premium	$—	$56	C	$—	$56

Deferred revenue - redemption	$555	$370		$—	$925

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C.

The Company’s analysis indicated that including the BMO miles into the homogenous pool would reduce the overall breakage rate, as the BMO miles assumed had a higher redemption rate. Recording the liability at the higher redemption rate would have been as follows:[3]

All BMO miles ever issued	[ ]
Expected redemption rate	[ ]	%	(based on historical redemption patterns)

Actual BMO miles redeemed (as of the time of transaction)	[ ]
BMO miles assumed – expected to be redeemed	[ ]
Fair value of redemption element	[ ]
Total product liability (after fx)	$314

This would have resulted in a lower premium, but no impact to the breakage amount.

Cash consideration	$370
Product liability	314

Net BMO premium	$56

At the time of the transaction, the BMO miles assumed had an estimated remaining life of approximately 23 months since they had been issued and outstanding over varying periods of time. If the net BMO premium had been straight-lined over the 23 months, this would not have resulted in materially different redemption revenue, net income, or earnings per share in any of the respective periods than that achieved using the per unit basis.

2.	Comment: We note that you state in your response to prior comment 2 that the impact of the change in estimate of your breakage rate required a “cumulative catch up” adjustment. Describe how this “cumulative catch up” adjustment was recognized as revenue. Clarify whether this adjustment impacted the revenue recognized per mile redeemed or whether the adjustment resulted in an increase in the pool of miles to be redeemed (i.e., for the non-BMO collectors). In addition, since you appear to have increased the number of miles expected to be redeemed by non-BMO collectors, explain how you account for miles that go unredeemed, outside of the expected breakage, if any. Tell us whether you recognize revenue for these miles that go unused (e.g., at the end of 42 months).

Response: As discussed in the Company’s response to Question 1 in this Comment Letter, the “cumulative catch-up” reduced the amount of breakage revenue that would have been recognized by approximately $120 million. However, this negative impact to redemption revenue was muted by the $176 million premium that had concurrently been amortizing through redemption revenue. The net effect, as shown in the table above, was a slight increase in redemption revenue and redemption revenue per mile redeemed.

The transaction with BMO did increase the Company’s expectations regarding the pool of AIR MILES reward miles to be redeemed. Accordingly, as discussed in the Company’s response to Question 1, the Company reset its breakage estimate for the homogeneous pool from a 33% to 28% rate.

[3]

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information in this section and has provided such information to the Commission Staff.

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Currently, AIR MILES reward miles do not expire, therefore the Company does not account for those AIR MILES reward miles that go unredeemed outside of the expected breakage. The Company maintains a liability for the number of AIR MILES reward miles expected to be redeemed. For those AIR MILES reward miles expected not to be redeemed, revenue is deferred and amortized over the expected life of an AIR MILES reward mile.

3.	Comment: We note your response to prior comment 3 and are clarifying our comment. Since your AIR MILES Reward Program was impacted by the slowing economy, it no longer appears appropriate to make the statement that the AIR MILES Reward Program tends to be resilient during economic swings. Please consider revising in future filings or advise.

Response: The Company will eliminate the statement that the “AIR MILES Reward Program tends to be resilient during economic swings” in future filings.

Results of Continuing Operations

Consolidated Operating Results, page 38

4.	Comment: You indicate that one of the contributing factors to the increase in finance charges, net was the increase in your gross yield of approximately 200 basis points. Tell us, and consider disclosing in future filings, the underlying drivers causing the increase in your gross yield. Refer to Section III.B.4 of SEC Release No. 33-8350.

Response: With respect to the increase in gross yield of approximately 200 basis points, this was driven by the change in terms to certain of its credit card holder agreements that the Company made in February 2010 in anticipation of higher operating costs attributable to the Credit Card Accountability Responsibility and Disclosure Act of 2009. In future filings, the Company will disclose the underlying drivers causing the increase in the gross yield.

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn

Charles L. Horn,

Executive Vice President and Chief Financial Officer

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Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Cynthia L. Hageman
Vice President, Legal Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201

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